REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following is the Report on Voting Results of the Annual General Meeting of Shareholders of Integra Resources Corp (the "Company") held on June 21, 2024.

1. Number of Directors

The number of directors for the ensuing year was set at seven (9), with the following results:

	For	Against	Outcome of Vote
To Set the Number of Directors at 9	41,607,569 99.89%	47,011 0.11%	Carried

2. Election of Directors

The following individuals were elected as directors of the Company to hold office until the conclusion of the Company's next annual general meeting, unless that person ceases to be a director before then, with the following results:

Nominees	For	Withheld	Outcome of Vote
George Salamis	41,603,829 99.88%	50,750 0.12%	Elected
Jason Kosec	41,609,536 99.89%	45,044 0.11%	Elected
Stephen de Jong	41,613,037 99.90%	41,542 0.10%	Elected
Timo Jauristo	41,612,447 99.90%	42,132 0.10%	Elected
Anna Ladd-Kruger	41,612,937 99.90%	41,642 0.10%	Elected
C.L. "Butch" Otter	41,610,653 99.90%	43,927 0.10%	Elected
Carolyn Clark Loder	41,611,247 99.90%	43,332 0.10%	Elected
Sara Heston	41,612,063 99.90%	42,516 0.10%	Elected
Eric Tremblay	41,612,416 99.90%	42,164 0.10%	Elected

3. Appointment of Auditor

MNP LLP, was appointed as auditors of the Company to hold office until the close of the next annual general meeting of shareholders or until its successor is appointed, at such remuneration as may be fixed by the directors, with the following results:

	For	Withheld	Outcome of Vote
Appointment of MNP LLP as Auditors of the Company	41,638,561 99.99%	4,314 0.01%	Carried

4. Approval of the Amended and Restated Equity Incentive Plan

The Company's Amended and Restated Equity Incentive Plan was approved by disinterested shareholders, with the following results:

	For	Against	Outcome of Vote
Approval of the Amended and Restated Equity Incentive Plan	39,396,748 99.78%	88,446 0.22%	Carried

DATED at Vancouver, British Columbia, this 21st day of June 2024.

INTEGRA RESOURCES CORP

Per:	/s/ Andree St-Germain
Andree St-Germain
Chief Executive Officer